EXHIBIT A

On April 11, 2007, an Extraordinary General Meeting of the shareholders of VocalTec Communications Ltd. was held, in which the shareholders approved all proposed resolutions described in the proxy statement attached to the company's Form 6-K furnished to the Securities and Exchange Commission on March 8, 2007.